SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                        For the month of March, 1999

                               HOLLINGER INC.

              (Translation of registrant's name into English)

                             10 Toronto Street
                          Toronto, Ontario M5C 2B7
                                   CANADA

                  (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F                          Form 40-F x

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes                                No  x


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                                EXHIBIT LIST


                                                              Sequential
Exhibit              Description                             Page Number

 99.1                Press Release dated March 1, 1999            5
                     of Hollinger Inc.


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                                 SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HOLLINGER INC.

Date: March 3, 1999                by /s/ Charles G. Cowan, Q.C.
                                      --------------------------
                                      Name:  Charles G. Cowan, Q.C.
                                      Title: Vice President and
                                             Secretary